Exhibit 99-6


          e. Significant Potential Liabilities of Debtors. ENE and ENA have payables to the structure, as discussed above. Refer to Sections IV.C.1.c., "Trading Litigation" and IV.C.1.d., "Litigation Related to Structures" for further information.

G.   Related Party Transactions

          Information included in this section represents a summary of ENE's 8-K filed November 8, 2001 and other ENE or third-party public filings and reports on the subject of ENE's related party transactions. The descriptions below, which are based on the Debtors' view of the historical facts and which are subject to further review, elaboration, or modification, are included for informational purposes. Others familiar with these proceedings may dispute all or part of these descriptions or assessments.

          On October 28, 2001, ENE established the Powers Committee, which was charged "to examine and take any appropriate actions with respect to transactions between the Enron Companies and entities connected to related parties." The Powers Committee retained Wilmer, Cutler & Pickering as its counsel, which, in turn, retained Deloitte & Touche for independent accounting advice. On February 1, 2002, the Powers Committee released the Powers Report. Findings from the Powers Report included revelations about the extensive financial enrichment of certain former ENE employees and conclusions related to the objectives for, and implementation of, related party transactions. Significant detail describing the related party transactions is provided in the Powers Report, which is available online in the "Related Documents" section at http://www.enron.com/corp/por/.

     1.   Chewco

          a. General Summary. From June 1993 through November 1997, an ENE subsidiary was the general partner and a third party, CalPERS, was the limited partner of Joint Energy, a $500 million joint venture investment partnership. Joint Energy was formed primarily to invest in and manage certain natural gas and energy related assets. In November 1997, Joint Energy made a liquidating distribution to CalPERS of $383 million. Concurrently, Chewco purchased a limited partnership interest in Joint Energy for $383 million, $132 million of which was financed by an interest-bearing loan from Joint Energy to Chewco, and $240 million of which was borrowed from a third-party financial institution, supported by a guarantee from ENE.

          From December 1997 to December 2000, Chewco received distributions of $433 million from Joint Energy. Among other things, Chewco used a portion of these distributions to make repayments on its Joint Energy loan and to repay the additional borrowing from the thirdparty financial institution. In March 2001, ENE purchased Chewco's limited partnership interest in Joint Energy for $35 million. The impact of ENE's buyout was a consolidation of Joint Energy into ENE's consolidated financial statements. In September 2001, ENE paid an additional $2.6 million to Chewco in connection with a tax indemnification agreement between Joint Energy, Chewco, and ENE. Of the total purchase consideration, $26 million was used by Chewco to make a payment on the Joint Energy loan.

          b. Chewco Financial Restatement. ENE's decision to consolidate Chewco was based on ENE's assessment that Chewco did not meet the accounting criteria to qualify as


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an unconsolidated SPE. As a result of Chewco's failure to meet the criteria,
Joint Energy, in which Chewco was a limited partner, also did not qualify for nonconsolidation treatment. In its November 8, 2001 8-K, ENE reported the decision to consolidate both Chewco and Joint Energy beginning in November 1997.

     2.   The LJM Partnerships

          a. General Background. Upon information and belief, LJM1 was formed as a private investment limited partnership in June 1999, and LJM2 was also formed as a private investment partnership a few months later in October 1999. They were described to the Board as potential sources of capital to buy assets from ENE, potential equity partners for ENE investments, and counterparties to help mitigate risks associated with ENE investments. The Board also was informed that LJM1 and LJM2 intended to transact business with third parties. Prior to approving Mr. Fastow's affiliation with LJM1 and LJM2, the Board determined that Mr. Fastow's participation in the partnerships would not adversely affect the interests of ENE. The Board approved the initial transaction with LJM1 and recognized that ENE might (but was not required to) engage in additional transactions with LJM1. ENE believes that the initial capital commitments to LJM1 were $16 million, and the aggregate capital commitments to LJM2 were $394 million. LJM1 was first disclosed as a related-party transaction in ENE's June 30, 1999 10-Q, and LJM2 was referenced in the 1999 10-K. In ENE's 2000 and 2001 proxy statements filed with the SEC, Andrew Fastow was identified by name as the "senior officer of Enron" involved with the LJM partnerships. ENE now believes that Mr. Fastow received in excess of $30 million relating to his LJM management and investment activities.

          The Board directed that certain controls be put into place relating to Mr. Fastow's involvement with the partnerships and transactions between ENE and the LJM partnerships. The Board required review and approval of each transaction by the Office of the Chairman of the Board, the CAO, and the chief risk officer. The Board also recognized the ability of the Chairman of the Board to require Mr. Fastow to resign from the partnerships at any time, and directed that the Audit and Compliance Committee of the Board conduct annual reviews of transactions between ENE and LJM1 and LJM2 completed during the prior year. The proper implementation of these controls and procedures was one of the subjects of the Powers Committee's investigation.

          b. Summary of LJM Transactions. From June 1999 through September 2001, ENE and ENE-related entities entered into 24 business relationships in which LJM1 or LJM2 participated. These relationships were of several general types, including: (1) sales of assets by ENE to LJM2 and by LJM2 to ENE; (2) purchases of debt or equity interests by LJM1 or LJM2 in ENE-sponsored SPEs; (3) purchases of debt or equity interests by LJM1 or LJM2 in ENE affiliates or other entities in which ENE was an investor; (4) purchases of equity investments by LJM1 or LJM2 in SPEs designed to mitigate market risk in ENE's investments; (5) the sale of a call option and a put option by LJM2 on physical assets; (6) transactions involving LJM and third parties; and (6) a subordinated loan to LJM2 from an ENE affiliate.

               (i) Sale of Assets. In June 2000, LJM2 purchased dark fiber optic cable from EBS Inc. for a purchase price of $100 million. LJM2 paid EBS Inc. $30 million in cash and the balance in an interest-bearing note for $70 million. ENE recognized $67 million in


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pre-tax earnings in 2000 related to the asset sale. Pursuant to a marketing agreement with LJM2, EBS Inc. was compensated for marketing the fiber to others and providing operation and maintenance services to LJM2 with respect to the fiber. LJM2 sold a portion of the fiber to industry participants for $40 million, which resulted in EBS Inc. recognizing agency fee revenue of $20.3 million. LJM2 sold the remaining dark fiber for $113 million in December 2000 to Backbone 1 which was formed to acquire the fiber. Refer to Section III.F.4., "Backbone" for further information. In December 2000, LJM2 used a portion of the proceeds to pay in full the $70 million note and accrued interest owed to EBS Inc. through which it had purchased the dark fiber in June 2000. LJM2 earned $2.4 million on its resale of the fiber.

               (ii) Purchases of Equity/Debt in Enron-Sponsored SPEs. Between September 1999 and December 2000, LJM1 or LJM2 purchased equity or debt interests in nine ENE-sponsored SPEs. LJM1 and LJM2 invested $175 million in the nine SPEs. These transactions enabled various Enron Companies to monetize assets and generated pre-tax earnings to ENE of $2 million in 1999.

          ENE believes that LJM received cash of $15 million, $64 million, and $53 million in 1999, 2000 and 2001, respectively, relating to its investments in these entities. In three instances, third-party financial institutions also invested in the entities. LJM invested on the same terms as the third-party investors. In one of these nine transactions, an Enron Company entered into a marketing agreement with LJM2 that provided an Enron Company with the right to market the underlying equity. This arrangement gave an Enron Company profit potential in proceeds received after LJM2 achieved a specified return level. In six of these nine transactions, ENE repurchased all or a portion of the equity and debt initially purchased by LJM.

               (iii) Investment in ENE Affiliates. In two transactions, LJM2 made direct and indirect investments in stock (and warrants convertible into stock) of New Power Holdings, Inc. which initially was a wholly owned subsidiary of ENE, and subsequently included other strategic and financial investors. In October 2000, New Power Holdings, Inc. became a public company.

          In January 2000, LJM2 invested $673,000 in Cortez Energy Services LLC, a limited liability company formed by EES and LJM2, and an Enron Company contributed five million shares of New Power Holdings, Inc. stock to Cortez. In July 2000, in a private placement, LJM2 purchased warrants exercisable for New Power Holdings, Inc. stock for $50 million on the same terms as third-party investors.

          In September 1999, LJM1 acquired from EBHL a 13% equity interest in a company owning a power project in Brazil for $10.8 million, and acquired redeemable preference shares in a related company for $500,000. ENE recognized a $1.7 million loss on the sale of these interests to LJM1. ENE recognized revenues of $65 million, $14 million, and $5 million from a commodity contract with the company owning the power project in 1999, 2000, and 2001, respectively. As part of an exclusive marketing arrangement to sell LJM1's equity in the project to third parties and to limit LJM1's return, EBHL paid LJM1 a $240,000 fee in May 2000. In 2001, EBHL repurchased LJM1's 13% equity interest and the redeemable preference shares for $14.4 million.


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          In December 1999, LJM2 paid NSH $30 million for a 75% equity interest in a power project in Poland. ENE recognized a $16 million gain in 1999 on the sale. An Enron Company paid $750,000 to LJM2 as an equity placement fee. In March 2000, NSH repurchased 25% of the equity in the Polish power project from LJM2 for $10.6 million, and a Whitewing subsidiary acquired the remaining 50% from LJM2 for $21.3 million. NSH and the Whitewing subsidiary still own their respective equity interests.

          In December 1999, LJM2 acquired a 90% equity interest in BWT with ownership rights to certain natural gas reserves for $3 million. As a result, ENE recognized $3 million in revenue from an existing commodity contract. Subsequently, LJM2 assigned a portion of its ownership interest in the entity to ENA and a Whitewing subsidiary at no cost (to achieve certain after-tax benefits). Refer to Section III.F.7., "Bob West Treasure L.L.C." for further information.

               (iv) Portfolio SPEs. ENE and LJM established a series of SPEs in order to mitigate market exposures on ENE investments, including investments in New Power Holdings, Inc., Rhythms NetConnections, Inc., and other technology, energy, and energy-related companies. LJM made $191 million in equity investments in five separate SPEs, three of which (Raptor I, II and IV) were also capitalized with ENE stock and derivatives that could have required the future delivery of ENE stock. Raptor III was capitalized with an economic interest in warrants convertible into stock of New Power Holdings, Inc. Refer to
Section III.G.2.c., "LJM1 Financial Restatement" for information concerning the fifth SPE. An ENE subsidiary subsequently engaged in hedging transactions with these SPEs, which included price swap derivatives, call options, and put options. The derivatives and options generally were intended to hedge an ENE subsidiary's risk in certain investments having an aggregate notional amount of approximately $1.9 billion.

          With respect to the four Raptor SPEs, ENE acquired LJM2's equity in the SPEs during the third quarter of 2001 for $35 million. ENE recognized pre-tax earnings (losses) relating to risk management activities of $119 million, $518 million, and ($166) million in 1999, 2000, and 2001, respectively, including the effect of a $711 million pre-tax charge recognized in 2001, related to the termination of the Raptor SPEs. During 2000 and the nine months ended September 30, 2001, the Raptor SPEs hedged losses of $501 million and $453 million, respectively. The fifth SPE was used to hedge an Enron Company's exposure arising from an investment in the stock of Rhythms NetConnections, Inc. However, it was subsequently determined that it did not meet the criteria to qualify for unconsolidated treatment. Refer to Section III.G.2.c., "LJM1 Financial Restatement" for further information.

          In total, LJM1 and LJM2 invested $191 million and received $319 million (an estimated $95 million of which is non-cash value from the receipt of 3.6 million shares of ENE restricted stock) related to their investments in these five SPEs.

               (v) Call Option. In May 2000, EECC purchased a call option from LJM2 on two gas turbines at the same time that LJM2 contracted to purchase the gas turbines from the manufacturer. EECC paid LJM2 $1.2 million for this right during a seven-month period in 2000. The call option gave EECC the right to acquire these turbines from LJM2 at LJM2's cost, which was $11.3 million. The call option was subsequently assigned from ENA


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(which had acquired the option from EECC) to an ENE-sponsored SPE capitalized by a thirdparty financial institution. In December 2000, the call option was exercised by the SPE, and it acquired the turbines from LJM2 at cost.

               (vi) Transactions with LJM and Other Entities. An Enron Company sold its contractual right to acquire a gas turbine to a utility for $15.8 million in July 2000. An Enron Company recognized a pre-tax gain of $3.5 million on the transaction. At the same time, the utility entered into a put option agreement with LJM2 relating to the turbine under which the utility paid LJM2 $3.5 million. Subsequently, upon the execution of an engineering, procurement, and construction contract with a wholly owned subsidiary of ENE, the utility assigned the contractual right to acquire the gas turbine to that subsidiary.

          In December 1999, Enron Nigeria Barge Holding Ltd. sold an equity investment in Enron Nigeria Barge Ltd. to an investment bank and provided seller financing. In June of 2000, LJM2 purchased this equity investment directly from the investment bank for $7.5 million and the assumption of the seller-financed note from Enron Nigeria Barge Holding Ltd. In September 2000, LJM2 sold the equity investment to an industry participant for $31.2 million. The proceeds from LJM2's sale were used by LJM2 to repay the principal and interest on the note from Enron Nigeria Barge Holding Ltd. in the amount of $23 million. The remaining $8.2 million repaid LJM2's $7.5 million purchase price and provided a profit of $700,000 to LJM2.

               (vii) Transaction between LJM and Whitewing. In December 1999, a wholly owned subsidiary of Whitewing entered into a $38.5 million credit agreement with LJM2, the borrower. The loan had a term of one year and carried an interest rate of LIBOR+2.5%. The loan amount (including interest) of $40.3 million was repaid by LJM2 in 2000.

               (viii) Currently Outstanding LJM2 Transactions. ENE believes that LJM2 currently has interests in six of the investments described above in which LJM2 originally invested $124 million, and that LJM2 has received cash inflows of $27 million from these investments. These investments include $23 million in equity in two ENE-sponsored SPEs, $32.5 million in equity in Osprey, $3 million in equity in BWT, and $50.7 million in direct equity investments in New Power Holdings Co., Inc. (representing two transactions). Refer to Section III.F.42., "Osprey/Whitewing" for further information.

          c. LJM1 Financial Restatement. ENE's decision that the LJM1 subsidiary should be consolidated in 1999 and 2000 is based on ENE's assessment that the subsidiary did not qualify for nonconsolidation treatment because of inadequate capitalization. At the time of the November 2001 restatement, ENE concluded that the hedging transactions in which ENE engaged with the LJM1 subsidiary (related to ENE's investment in the stock of Rhythms NetConnections, Inc.) should have been consolidated into ENE's financial statements for 1999 and 2000. This consolidation had the effect of reducing ENE's net income in 1999 and 2000 and shareholders' equity in 1999 and increasing shareholders' equity in 2000, thus eliminating the income recognized by ENE on these derivative transactions.

          d. LJM2 Financial Restatement. The financial restatement associated with LJM2-related party transactions involved four SPEs known as the Raptors, which were created in


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2000. The Raptors permitted ENE to hedge market risk in certain of its investments. During 2000 and the first nine months of 2001, the Raptors hedged losses related to ENE investments of $501 million and $435 million, respectively. The Raptors were originally capitalized with ENE common stock in exchange for a note receivable of $172 million. Subsequent contracts with the Raptors in the first quarter of 2001 obligated ENE to issue common stock in the future in exchange for notes receivable totaling $828 million. ENE originally accounted for the transactions by increasing notes receivable and shareholders' equity. The restatement arose due to ENE's belief, upon review, that the note receivable should have been presented as a reduction to shareholders' equity (similar to a shareholder loan). ENE also recorded a $200 million equity reduction related to the excess of the fair value of contracts deliverable by ENE over the notes receivable. The total impact was a reduction in shareholders' equity and notes receivable by $1.2 billion. ENE repurchased LJM2's equity interests in the Raptors in the third quarter of 2001 for $35 million.

          e. LJM2 Co-Investment, L.P. Bankruptcy. Refer to Section IV.F.3., "LJM2" for further information.

     3.   RADR

          According to the Kopper Agreement, in 1997, Michael Kopper and Andrew Fastow devised a scheme to enrich themselves through the sale of ENE's wind farms to two SPEs - RADR ZWS MM, LLC and RADR ZWS, LLC. Kopper and Fastow recruited friends of Kopper to act as equity investors in the RADR entities. These individuals received funds from Fastow through Kopper to make the investments. From 1997 through 2000, these two RADR entities generated approximately $4.5 million for the investors. The proceeds were later used to repay Fastow and to pay other ENE employees and their family members.

                         IV. Debtors' Chapter 11 Cases

   Capitalized terms used throughout this Disclosure Statement are defined in
                 Appendix A: "Material Defined Terms for Enron
                     Disclosure Statement" attached hereto.

A.   Significant Postpetition Developments

          Given the complexity and enormity of these Chapter 11 Cases, there have been a number of significant occurrences in a variety of areas. The most significant of these are described below.

     1.   Venue

          Shortly after the Initial Petition Date, a number of parties in interest filed motions pursuant to 28 U.S.C. s. 1412 to transfer the venue of the Chapter 11 Cases from the Southern District of New York to the Southern District of Texas.

          The Venue Movants argued that venue should be transferred to Texas essentially because the Enron Companies' headquarters, certain of its business operations, and many of its creditors were located there. The Debtors, the Creditors' Committee, and many other parties in interest opposed the motion, arguing, among other things, that (a) the Debtors' choice of forum


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